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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2012

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Revenues and Other Income
Operating revenues, net of royalties (note 3)	9 599	9 255	19 252	18 198
Other income (note 4)	123	77	228	209

	9 722	9 332	19 480	18 407

Expenses
Purchases of crude oil and products	4 493	4 823	8 489	8 312
Operating, selling and general	2 030	1 934	4 484	4 225
Transportation	164	187	320	354
Depreciation, depletion, amortization and impairment (note 5)	1 592	1 310	2 539	2 095
Exploration	96	31	141	89
Loss (gain) on disposal of assets	(5)	(60)	(36)	191
Project start-up costs	22	46	23	83
Financing expenses (income) (note 8)	212	20	130	(29)

	8 604	8 291	16 090	15 320

Earnings before Income Taxes	1 118	1 041	3 390	3 087

Income Taxes
Current	429	166	926	582
Deferred (note 9)	356	313	674	915

	785	479	1 600	1 497

Net Earnings	333	562	1 790	1 590

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	69	4	19	41
Foreign currency translation reclassified to net earnings	—	—	—	14
Actuarial loss on employee retirement benefit plans, net of income taxes of $47 (2011 – $13) and $56 (2011 – $9) for the three and six months ended June 30, respectively	(135)	(44)	(144)	(26)

Other Comprehensive Income (Loss)	(66)	(40)	(125)	29

Total Comprehensive Income	267	522	1 665	1 619

Per Common Share (dollars) (note 10)
Net earnings – basic	0.21	0.36	1.15	1.01
Net earnings – diluted	0.20	0.31	1.14	0.99
Cash dividends	0.13	0.11	0.24	0.21

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    049

Consolidated Balance Sheets
(unaudited)

($ millions)	Jun 30 2012	Dec 31 2011

Assets
Current assets
Cash and cash equivalents	5 166	3 803
Accounts receivable	4 738	5 412
Inventories	3 372	4 205
Income taxes receivable	722	704

Total current assets	13 998	14 124
Property, plant and equipment, net	53 768	52 589
Exploration and evaluation	4 036	4 554
Other assets	314	311
Goodwill and other intangible assets	3 135	3 139
Deferred income taxes	75	60

Total assets	75 326	74 777

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	765	763
Current portion of long-term debt	12	12
Accounts payable and accrued liabilities	6 813	7 755
Current portion of provisions	1 111	811
Income taxes payable	1 309	969

Total current liabilities	10 010	10 310
Long-term debt	10 013	10 004
Other long-term liabilities	2 181	2 392
Provisions	3 562	3 752
Deferred income taxes	10 368	9 719
Shareholders' equity	39 192	38 600

Total liabilities and shareholders' equity	75 326	74 777

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 050    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Operating Activities
Net earnings	333	562	1 790	1 590
Adjustments for:
Depreciation, depletion, amortization and impairment	1 592	1 310	2 539	2 095
Deferred income taxes	356	313	674	915
Accretion	46	45	92	83
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	163	(62)	17	(248)
Change in fair value of derivative contracts	52	(21)	13	(76)
Loss (gain) on disposal of assets	(5)	(60)	(36)	191
Share-based compensation	(64)	(101)	(19)	72
Exploration	58	17	59	19
Settlement of decommissioning and restoration liabilities	(90)	(103)	(256)	(241)
Other	(97)	82	(103)	(25)
Decrease in non-cash working capital	465	268	513	393

Cash flow provided by operating activities	2 809	2 250	5 283	4 768

Investing Activities
Capital and exploration expenditures	(1 606)	(1 941)	(3 084)	(3 517)
Acquisitions	—	—	—	(842)
Proceeds from disposal of assets	6	268	43	2 958
Other investments	(4)	(3)	(4)	2
Decrease (increase) in non-cash working capital	(37)	(772)	50	44

Cash flow used in investing activities	(1 641)	(2 448)	(2 995)	(1 355)

Financing Activities
Net change in short-term debt	16	(1)	2	(1 233)
Net change in long-term debt	(2)	(6)	(7)	(10)
Issuance of common shares under share option plans	68	17	167	185
Purchase of common shares for cancellation, net of option premiums (note 7)	(548)	—	(731)	—
Dividends paid on common shares	(198)	(171)	(365)	(324)

Cash flow used in financing activities	(664)	(161)	(934)	(1 382)

Increase (decrease) in Cash and Cash Equivalents	504	(359)	1 354	2 031
Effect of foreign exchange on cash and cash equivalents	14	(9)	9	(11)
Cash and cash equivalents at beginning of period	4 648	3 465	3 803	1 077

Cash and Cash Equivalents at End of Period	5 166	3 097	5 166	3 097

Supplementary Cash Flow Information
Interest paid	253	273	317	374
Income taxes paid	253	2	621	310

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    051

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	1 590	1 590	—
Foreign currency translation adjustment	—	—	55	—	—	55	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(26)	(26)	—

Total comprehensive income	—	—	55	—	1 564	1 619	—
Issued under share option plans	284	(44)	—	—	—	240	8 105
Issued under dividend reinvestment plan	6	—	—	—	(6)	—	171
Share-based compensation	—	61	—	—	—	61	—
Dividends paid on common shares	—	—	—	—	(324)	(324)	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1	—

At June 30, 2011	20 478	525	(396)	14	16 168	36 789	1 573 765

At December 31, 2011	20 303	545	(207)	14	17 945	38 600	1 558 636

Net earnings	—	—	—	—	1 790	1 790	—
Foreign currency translation adjustment	—	—	19	—	—	19	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(144)	(144)	—

Total comprehensive income	—	—	19	—	1 646	1 665	—
Issued under share option plans	219	(38)	—	—	—	181	9 799
Issued under dividend reinvestment plan	9	—	—	—	(9)	—	280
Purchase of common shares for cancellation, net of option premiums (note 7)	(315)	—	—	—	(416)	(731)	(24 225)
Liability for share purchase commitment (note 7)	(111)	—	—	—	(106)	(217)	—
Share-based compensation	—	59	—	—	—	59	—
Dividends paid on common shares	—	—	—	—	(365)	(365)	—

At June 30, 2012	20 105	566	(188)	14	18 695	39 192	1 544 490

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 052    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)  Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on International Financial Reporting Standards (IFRS) issued and outstanding as at July 24, 2012, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b)  Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c)  Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d)  Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2011.

3. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    053

	Three months ended June 30
	Oil Sands(1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	1 873	2 000	1 651	1 366	6 538	6 330	6	17	10 068	9 713
Intersegment revenues	635	723	154	157	49	40	(838)	(920)	—	—
Less: Royalties	(77)	(161)	(392)	(297)	—	—	—	—	(469)	(458)

Operating revenues, net of royalties	2 431	2 562	1 413	1 226	6 587	6 370	(832)	(903)	9 599	9 255
Other income	11	6	(1)	(18)	11	7	102	82	123	77

	2 442	2 568	1 412	1 208	6 598	6 377	(730)	(821)	9 722	9 332

Expenses
Purchases of crude oil and products	57	304	122	186	5 187	5 278	(873)	(945)	4 493	4 823
Operating, selling and general	1 174	1 253	278	184	522	505	56	(8)	2 030	1 934
Transportation	103	100	36	28	51	54	(26)	5	164	187
Depreciation, depletion, amortization and impairment	469	334	966	847	112	112	45	17	1 592	1 310
Exploration	11	8	85	23	—	—	—	—	96	31
Gain on disposal of assets	(3)	(6)	—	(50)	(2)	(4)	—	—	(5)	(60)
Project start-up costs	21	46	—	—	1	—	—	—	22	46
Financing expenses (income)	32	18	(9)	25	(1)	(1)	190	(22)	212	20

	1 864	2 057	1 478	1 243	5 870	5 944	(608)	(953)	8 604	8 291

Earnings (Loss) before Income Taxes	578	511	(66)	(35)	728	433	(122)	132	1 118	1 041
Income taxes
Current	(1)	—	309	127	117	21	4	18	429	166
Deferred	223	140	55	50	112	99	(34)	24	356	313

	222	140	364	177	229	120	(30)	42	785	479

Net Earnings (Loss)	356	371	(430)	(212)	499	313	(92)	90	333	562

Capital and Exploration Expenditures	1 093	1 521	315	194	158	186	40	40	1 606	1 941

             Suncor Energy Inc.
 054    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Six months ended June 30
	Oil Sands(1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	4 208	4 045	3 341	2 972	12 901	12 168	29	26	20 479	19 211
Intersegment revenues	1 517	1 569	426	366	86	41	(2 029)	(1 976)	—	—
Less: Royalties	(357)	(284)	(870)	(729)	—	—	—	—	(1 227)	(1 013)

Operating revenues, net of royalties	5 368	5 330	2 897	2 609	12 987	12 209	(2 000)	(1 950)	19 252	18 198
Other income	14	7	40	(15)	9	44	165	173	228	209

	5 382	5 337	2 937	2 594	12 996	12 253	(1 835)	(1 777)	19 480	18 407

Expenses
Purchases of crude oil and products	105	355	254	306	10 199	9 573	(2 069)	(1 922)	8 489	8 312
Operating, selling and general	2 691	2 573	471	420	1 091	1 080	231	152	4 484	4 225
Transportation	175	185	66	60	99	113	(20)	(4)	320	354
Depreciation, depletion, amortization and impairment	909	645	1 326	1 201	223	214	81	35	2 539	2 095
Exploration	51	48	90	41	—	—	—	—	141	89
Loss (gain) on disposal of assets	(32)	106	—	96	(4)	(10)	—	(1)	(36)	191
Project start-up costs	22	83	—	—	1	—	—	—	23	83
Financing expenses (income)	61	36	34	50	(2)	5	37	(120)	130	(29)

	3 982	4 031	2 241	2 174	11 607	10 975	(1 740)	(1 860)	16 090	15 320

Earnings (Loss) before Income Taxes	1 400	1 306	696	420	1 389	1 278	(95)	83	3 390	3 087
Income taxes
Current	1	—	746	515	154	36	25	31	926	582
Deferred	436	330	48	303	262	302	(72)	(20)	674	915

	437	330	794	818	416	338	(47)	11	1 600	1 497

Net Earnings (Loss)	963	976	(98)	(398)	973	940	(48)	72	1 790	1 590

Capital and Exploration Expenditures	2 270	2 701	521	422	247	292	46	102	3 084	3 517

(1)
During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment. It was determined that certain transactions previously recorded on a gross basis are more appropriately reflected through net presentation.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

	Three months ended	Six months ended
($ millions, increase/(decrease))	June 30, 2011	June 30, 2011

Gross revenues	(255)	(568)
Purchases of crude oil and products	(255)	(568)

Net earnings	—	—

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    055

4. OTHER INCOME

Other Income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Risk management activities	6	(2)	(1)	(20)
Energy trading activities
Change in fair value of contracts	28	132	128	155
Gains (losses) on inventory valuation	44	(86)	25	(45)
Investment and interest income	18	24	36	96
Renewable energy grants	17	20	26	32
Other	10	(11)	14	(9)

	123	77	228	209

5. ASSET IMPAIRMENT

Syria

In the second quarter of 2012, the company recognized after-tax impairment charges and write-downs of $694 million related to Syrian assets in its Exploration and Production business. In December 2011, the company declared force majeure under its contractual obligations, suspended its operations and ceased recording production due to political unrest and international sanctions affecting that country. No Syrian production was recorded in 2012.

As there was no resolution of the political situation by the end of the second quarter, an impairment test on the company's assets was performed. In calculating the company's impairment, the recoverable amount was determined using a value-in-use methodology. The company used an expected cash flow approach based on 2011 year-end reserves data updated for the company's best estimate of price realizations, with three scenarios representing i) resumption of operations in 18 months, ii) resumption of operations in 30 months, and iii) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 19%. The calculation is most sensitive to management's assumptions on the relative likelihood of the three scenarios and price realizations.

The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense, and charged against Property, Plant and Equipment ($604 million) and other current assets ($23 million).

At June 30, 2012, the company also wrote off the remainder of its Syrian receivables ($67 million). A provision of $63 million was previously recorded at December 31, 2011.

Libya

In the second quarter of 2011, the company recognized after-tax impairment charges of $514 million related to Libyan assets in its Exploration and Production business. At that time, production had been shut in due to political violence in Libya. The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million).

During the third quarter of 2011, the company reversed the $11 million impairment charge that related to crude oil inventories. The reversal was the result of lifting certain political sanctions, and the joint venture partner confirming the existence of previously written off crude oil.

At June 30, 2012, there has been no change in the company's overall assessment of the impairment, and no reversal of impairment has been recognized except as noted above.

             Suncor Energy Inc.
 056    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense.

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Equity-settled plans	19	19	59	61
Cash-settled plans	(81)	(117)	31	111

	(62)	(98)	90	172

7. NORMAL COURSE ISSUER BID

In February 2012, the company recommenced its Normal Course Issuer Bid (NCIB), and may purchase for cancellation an additional $1 billion of its common shares between February 28, 2012 and September 5, 2012.

In May 2012, the company received approval to issue put options in connection with its NCIB. The options entitle the purchaser to sell a specified number of the company's common shares back to the company at a price agreed to on the date of issuance.

During the six months ended June 30, 2012, the company purchased 24.2 million common shares for total consideration of $731 million, net of $1.3 million option premiums recognized in share capital. Of the amount paid, $315 million was charged to share capital (net of $1.3 million option premiums) and $416 million to retained earnings. The company also recorded a liability of $190 million for share purchases that may take place during its internal blackout period under an automatic share purchase agreement with an independent broker. Of the liability recognized, $84 million was charged to share capital and $106 million to retained earnings.

During the six months ended June 30, 2012, the company issued 1.3 million options, which 0.3 million expired, unexercised during the period. As at June 30, 2012, 1.0 million options were outstanding with a weighted average strike price of $27.42 per common share. The company has also recognized a liability of $27 million for common shares that would be cancelled if the outstanding options were exercised at June 30, 2012. All options will expire before September 5, 2012.

During the third and fourth quarters of 2011, the company purchased 17.1 million shares for total consideration of $500 million under the NCIB announced in August 2011. Of the amount paid, $222 million was charged to share capital and $278 million to retained earnings.

8. FINANCING EXPENSES (INCOME)

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Interest on debt	164	171	326	332
Capitalized interest	(148)	(152)	(306)	(252)

Interest expense	16	19	20	80
Accretion	46	45	92	83
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	163	(62)	17	(248)
Foreign exchange and other	(13)	18	1	56

	212	20	130	(29)

Suncor Energy Inc.
                                                                                                                                       2012 Second Quarter    057

9. INCOME TAXES

In the second quarter of 2012, the Ontario government substantively enacted legislation to freeze the general corporate income tax rate at the current 11.5% instead of the planned reduction to 10%. Accordingly, the company recognized an increase in deferred tax expense of $88 million related to the revaluation of deferred income tax balances.

In the first quarter of 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

10. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011

Net earnings	333	562	1 790	1 590
Dilutive impact of accounting for awards as equity-settled (1)	(18)	(65)	(13)	(14)

Net earnings – diluted	315	497	1 777	1 576

(millions of common shares)
Weighted average number of common shares	1 554	1 574	1 557	1 572
Dilutive securities:
Effect of share options	4	13	5	14

Weighted average number of diluted common shares	1 558	1 587	1 562	1 586

(dollars per common share)
Basic earnings per share	0.21	0.36	1.15	1.01
Diluted earnings per share	0.20	0.31	1.14	0.99

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the three and six months ended June 30, 2012 and 2011.

             Suncor Energy Inc.
 058    2012 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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EXHIBIT 99.3